EXHIBIT 1

Land and Buildings Makes Case For Replacing Long-Tenured MGM Board Member Robert Baldwin By Voting on the GOLD Proxy Card

– Robert Baldwin, MGM Board Member for Over 15 Years, Has Sold Over $130 Million of MGM Stock Since 2005 – Even While MGM Aggressively Bought Stock Through the Peak of the Market (2006 – 2008) –

– Robert Baldwin Oversaw the Execution of the Disastrous CityCenter Project as Chief Design and Construction Officer at MGM since August 2007 –

– Vote for Land and Buildings’ Four Highly-Qualified Board Nominees on the GOLD Proxy Card Today –

Stamford, CT— (May 12, 2015) – Land and Buildings, an investment firm specializing in publicly traded real estate and real estate related securities, and a shareholder of MGM Resorts International (NYSE: MGM) (“MGM” or the “Company”), today issued following press release detailing reasons for shareholders to replace MGM Board member Robert Baldwin by voting on the GOLD proxy card. For more information visit: www.RestoreMGM.com.

Robert Baldwin: A Long-Tenured MGM Board Member with Troubling Track Record

Robert Baldwin has been on the MGM Board of Directors for 15 years and has been the Chief Design and Construction Officer of the Company since August 2007, overseeing what Land and Buildings views as numerous value-destroying capital allocation decisions. The stock of MGM has also performed poorly during the period of Mr. Baldwin's tenure, with a total shareholder return of 21%, 600% below the median of its peersi.

Mr. Baldwin oversaw the execution of the disastrous CityCenter development, a project that was pioneered by Jim Murren, MGM’s Chairman and CEO. Mr. Baldwin has served as President and Chief Executive Officer of Project CC, LLC, the managing member of CityCenter Holdings, LLC, since March 2005 and August 2007, respectively.

  The CityCenter project, after numerous mishaps, began opening in late 2009 at a cost of $9.2 billion – more than double the original cost estimate of $4 billion. It was the largest privately funded construction project in U.S. history.
  The Company has since written down 50% of its share of the CityCenter investment.
  The CityCenter debacle and other poor investment decisions that resulted in billions of additional impairment losses have prevented the Company from recovering to its pre-2008 financial crisis level, while similar gaming companies have recovered and thrived.

Mr. Baldwin has sold 2,912,876 shares of MGM stock, for a total of $131,647,448, since 2005.

—	Mr. Baldwin has not purchased any MGM stock in the open market over that time period.

—	Mr. Baldwin currently owns 61,844 shares of MGM common stock, or 0.01% of total outstanding shares.

Why was MGM, with the approval of the Board of Directors including Mr. Baldwin, aggressively buying stock when Baldwin was dumping it?

—	Between 2006 and 2007, a time during which the price of MGM stock peaked and the much-touted CityCenter development was just breaking ground:

o	MGM repurchased 16.4 million shares for over $1 billion.
o	Robert Baldwin sold more than 750,000 shares for more than $64 million.

By opposing the election of Mr. Baldwin to the Board, Land and Buildings is not seeking to remove him as Chief Design and Construction Officer; rather Land and Buildings believes that fresh perspectives on the Board are needed in order to ensure that “the best ideas win.”

L&B Board Nominees: Bringing Fresh Perspectives to MGM

The Land and Buildings nominees will not only seek to ensure that the Company takes a clear-eyed assessment of the Land and Buildings’ strategic proposals - including but not limited to unlocking the value of the real estate, selling non-core assets and deleveraging the balance sheet - but that the Board adopts a culture of accountability to shareholders. Given the substantial underperformance of MGM and the Board’s lackluster response to this underperformance, Land and Buildings believes that the addition of its independent nominees would compel the Company to take the necessary steps to close the persistent and material discount to its potential valuation.

Land and Buildings’ slate of proposed nominees possesses track records that speak for themselves:

✓	Matthew J. Hart: Former President, COO and CFO, Hilton Hotels Corporation (NYSE: HLT), and former CFO, Host Marriott Corporation
✓	Richard Kincaid: Former President and CEO of Equity Office Properties Trust
✓	Jonathan Litt: Founder and CIO of Land and Buildings
✓	Marc Weisman: Former Partner of Weil Gotshal & Manges, and former CFO of Oppenheimer & Co., Inc.

Vote on the GOLD proxy card today.

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About Land and Buildings:

Land and Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

212-750-5833

Media Contact:

Elliot Sloane / Dan Zacchei

Sloane & Company

212-486-9500

Esloane@sloanepr.com or

Dzacchei@sloanepr.com

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON APRIL 16, 2015 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.

1 Gaming peers consist of all publicly traded casino companies disclosed in MGM’s 2015 proxy peers excluding Caesars, which filed for Chapter 11 bankruptcy earlier this year: BYD, LVS, PENN, PNK, WYNN. Lodging peers consist of a subset of MGM's 2015 proxy peers that are focused in higher chain-scale and vacation destinations: HLT, H, MAR, HOT. Time period for measurement of the total shareholder return is from Robert Baldwin’s appointment to the Board through the public announcement of Land and Buildings’ nominations: May 31, 2000 through March 16, 2015.